# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DILLARD'S, INC., CIK 0000028917
CUSIP: 254067101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1600 Cantrell Road, Little Rock, Arkansas (AR), 72201
Date of event which requires filing of this statement: 06/04/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001179684
Persons authorized to receive notices and communications: Greg Samuel, 2801 N Harwood Street, Suite 2300, Dallas, Texas (TX), 75201, (214) 651-5000

## Reporting persons
- William T. Dillard, II (CIK 0001179684): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 915,179; shared voting power 3,678,252; sole dispositive power 915,179; shared dispositive power 3,678,252; aggregate amount beneficially owned 4,593,431 (30% of the class)
  Comment: (1) The figure reported in Items 7 and 9 on this cover page consists of (i) 907,819 shares of Dillard's Inc. Class A Common Stock, $0.01 par value ("Class A Common Stock") held directly by the Reporting Person, (ii) 60 shares of Class A Common Stock held by the Reporting Person through a retirement account, and (iii) 7,300 shares of Class A Common Stock held in a trust of which the Reporting Person serves as sole trustee.
  (2) The figure reported in Items 8 and 10 on this cover page consists of 3,678,252 shares of Dillard's Inc. Class B Common Stock, $0.01 par value ("Class B Common Stock") that are convertible into shares of Class A Common Stock on a one-for-one basis at any time at the option of the holder and subject to the Voting and Exchange Agreement (as defined and discussed in Item 6 of this Schedule 13D).
  (3) The percentage reported in Item 13 on this cover page is based on (i) 11,630,838 shares of Class A Common Stock outstanding as of February 28, 2026, as disclosed in the Issuer's Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 27, 2026, and (ii) 3,678,252 shares of Class A Common Stock upon the conversion of 3,678,252 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock within 60 days of this Schedule 13D.
- Alex Dillard: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,161,074; shared voting power 3,714,824; sole dispositive power 1,161,074; shared dispositive power 3,714,824; aggregate amount beneficially owned 4,875,898 (31.8% of the class)
  Comment: (1) The figure reported in Items 7 and 9 on this cover page consists of (i) 1,029,162 shares of Class A Common Stock held directly by the Reporting Person, (ii) 131,852 shares of Class A Common Stock held in trusts over which the Reporting Person has sole voting and dispositive power, and (iii) 60 shares of Class A Common Stock held by the Reporting Person through a retirement account.
  (2) The figure reported in Items 8 and 10 on this cover page consists of (i) 3,678,252 shares of Class B Common Stock that are convertible into shares of Class A Common Stock on a one-for-one basis at any time at the option of the holder and subject to the Voting and Exchange Agreement (as defined and discussed in Item 6 of this Schedule 13D), and (ii) 36,572 shares held by the Reporting Person's spouse, over which the Reporting Person may be deemed to have shared voting and dispositive authority, and as to which the Reporting Person disclaims beneficial ownership except to the extent of the Reporting Person's pecuniary interest therein.
  (3) The percentage reported in Item 13 on this cover page is based on (i) 11,630,838 Class A Shares outstanding as of February 28, 2026, as disclosed in the Issuer's Annual Report on Form 10-K, filed with the SEC on March 27, 2026, and (ii) 3,678,252 shares of Class A Common Stock upon the conversion of 3,678,252 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock within 60 days of this Schedule 13D.
- Mike Dillard: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 546,883; shared voting power 3,686,162; sole dispositive power 546,883; shared dispositive power 3,686,162; aggregate amount beneficially owned 4,233,045 (27.7% of the class)
  Comment: (1) The figure reported in Items 7 and 9 on this cover page consists of (i) 546,823 shares of Class A Common Stock held directly by the Reporting Person, and (ii) 60 shares of Class A Common Stock held by the Reporting Person through a retirement account.
  (2) The figure reported in Items 8 and 10 on this cover page consists of (i) 3,678,252 shares of Class B Common Stock that are convertible into shares of Class A Common Stock on a one-for-one basis at any time at the option of the holder and subject to the Voting and Exchange Agreement (as defined and discussed in Item 6 of this Schedule 13D), (ii) 610 shares of Class A Common Stock held by a trust of which the Reporting Person's spouse serves as trustee, over which the Reporting Person may be deemed to have shared voting and dispositive authority, and as to which the Reporting Person disclaims beneficial ownership except to the extent of the Reporting Person's pecuniary interest therein, and (iii) 7,300 shares of Class A Common Stock held by a trust of which the Reporting Person's daughter serves as trustee, over which the Reporting Person may be deemed to have shared voting and dispositive authority, and as to which the Reporting Person disclaims beneficial ownership except to the extent of the Reporting Person's pecuniary interest therein.
  (3) The percentage reported in Item 13 on this cover page is based on (i) 11,630,838 Class A Shares outstanding as of February 28, 2026, as disclosed in the Issuer's Annual Report on Form 10-K, filed with the SEC on March 27, 2026, and (ii) 3,678,252 shares of Class A Common Stock upon the conversion of 3,678,252 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock within 60 days of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: DILLARD'S, INC.
Address of issuer's principal executive offices: 1600 Cantrell Road, Little Rock, Arkansas (AR), 72201

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is jointly filed by and on behalf of each of William T. Dillard, II, Alex Dillard, and Mike Dillard (each, a "Reporting Person", and collectively, the "Reporting Persons").

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Securities Exchange Act of 1934 (the "Act") or otherwise, the beneficial owner of any securities covered by this statement that are held by any other person, except to the extent of any pecuniary interest therein.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Residence or business address: The address of the principal business office of each of the Reporting Persons is c/o Dillard's Inc.,1600 Cantrell Road, Little Rock, AR 72201.
Present principal occupation or employment: Alex Dillard serves as the President of the Issuer and serves on the board of directors (the "Board") of the Issuer. William T. Dillard, II serves as the Chief Executive Officer of the Issuer and the Chairman of the Board of the Issuer. Mike Dillard serves as the Executive Vice President of the Issuer and serves on the Board of the Issuer.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In addition to the shares acquired pursuant to the Merger (as defined and disclosed in Item 4 of this Schedule 13D), each Reporting Person acquired his shares of Class A Common Stock reported in this Schedule 13D through inheritance, with personal funds, and/or as compensation from the Issuer, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Merger Agreement

On June 4, 2026, the Issuer completed the transactions contemplated by that certain Agreement and Plan of Merger, dated as of March 20, 2026 (the "Original Merger Agreement," and as amended on March 25, 2026, the "Merger Agreement"), by and among the Issuer, W.D. Company, Inc., an Arkansas corporation ("WDC"), and Alex Dillard (solely in his capacity as the representative of the shareholders of WDC), including the merger of WDC with and into the Issuer (the "Merger"), with the Issuer surviving the Merger (collectively, the "Transactions").

WDC was a privately held Arkansas corporation that was organized as a family holding company to own and hold shares of Dillard's Common Stock (as defined below) primarily for the benefit of the Dillard family. WDC had no business operations and engaged in no business activities other than (a) owning, holding, and disposing of certain equity securities, including shares of Class A Common Stock and shares of Class B Common Stock (together, the "Dillard's Common Stock") and a de minimis amount of shares of another publicly traded common stock, and (b) receiving cash dividends from the Issuer and distributing such dividends directly to WDC's shareholders, including the Reporting Persons (the "WDC Shareholders"), in each case solely in a manner incidental to the ownership of such securities and the maintenance of WDC's corporate existence. As of the date of the Merger Agreement, WDC owned 41,496 shares of Class A Common Stock and 3,985,776 shares of Class B Common Stock.

At the effective time of the Merger (the "Effective Time"), in accordance with the terms and conditions set forth in the Merger Agreement, each share of voting common stock, $1.00 par value per share, of WDC (the "WDC Voting Common Stock") and each share of non-voting common stock, $1.00 par value per share, of WDC (the "WDC Non-Voting Common Stock", and together with the WDC Voting Common Stock, the "WDC Common Stock"), issued and outstanding immediately prior to the Effective Time was cancelled, and each WDC Shareholder became entitled to receive such WDC Shareholder's Pro Rata Share (as defined below) of (a) up to 41,496 shares of Class A Common Stock and up to 3,985,776 shares of Class B Common Stock, excluding, for the avoidance of doubt, any fractional shares; and (b) the amount in cash equal to the sum of (i) WDC's cash and cash equivalents as of the closing date of the Merger (the "Closing Date"), plus (ii) the amount equal to the average of the high and low trading prices of other publicly traded securities owned by WDC, determined on the last trading day 2 business days prior to the Closing Date. "Pro Rata Share" means, with respect to any WDC Shareholder, a fraction expressed as a percentage, the numerator of which is the number of shares of WDC Common Stock held by such WDC Shareholder immediately prior to the Effective Time and the denominator of which is the total number of shares of WDC Common Stock issued and outstanding immediately prior to the Effective Time.

At the Effective Time, the shares of Dillard's Common Stock held by WDC immediately prior to the Effective Time automatically became treasury stock of the Issuer, as the surviving corporation, and, immediately thereafter, were cancelled and returned to the status of authorized but unissued shares available for future reissuance. As a result of the payment of cash in lieu of fractional shares, the Issuer ultimately issued 41,494 shares of Class A Common Stock and 3,985,758 shares of Class B Common Stock, in the aggregate, to WDC Shareholders (the "Aggregate Issued Stock Merger Consideration") and paid $85,652.51 in cash, in the aggregate, to WDC Shareholders. Because the shares of Dillard's Common Stock held by WDC were cancelled, and the number of shares of Class A Common Stock and Class B Common Stock held by WDC immediately prior to the Effective Time exceeded the Aggregate Issued Stock Merger Consideration, the former WDC Shareholders, collectively, have a slightly lower percentage interest in the voting power, liquidation value and aggregate book value of the Issuer following the consummation of the Merger as such shareholders held immediately prior to the Effective Time. Accordingly, there was no dilution to current shareholders of the Issuer as a result of the Merger.

The foregoing description of the Merger Agreement and the Transactions, including the Merger, does not purport to be complete and qualified in its entirety by reference to the full text of the Original Merger Agreement, and Amendment No. 1 to Agreement and Plan of Merger, which are incorporated herein by reference to Exhibit 99.3 and Exhibit 99.4, respectively.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the transactions and agreements as discussed above and in Item 6 of this Schedule 13D, and the Reporting Persons intend to review their investments in the Issuer on a continuing basis.

Subject to the Issuer's insider trading policy, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the shares of Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. Holders of Class A Common Stock are empowered as a class to elect one-third of the members of the Board of Directors, and the holders of Class B Common Stock are empowered as a class to elect two-thirds of the members of the Board of Directors.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Class A Common Stock, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.

Subject to the Issuer's insider trading policy, any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the shares of Class A Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: As described in Items 4 and 6, following the Merger, 3,678,252 of the shares that were distributed to the WDC Shareholders became subject to the Voting and Exchange Agreement that is controlled by the Reporting Persons. Other than the shares acquired pursuant to the Merger and the transactions reported in Annex A to this Schedule 13D, which is attached hereto as Exhibit 99.2 and incorporated herein by reference, none of the Reporting Persons has effected any transaction in the shares of Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Except as described in this Item 6 and otherwise described in this Schedule 13D, none of the Reporting Persons currently have any contract, arrangement, understanding or relationship with any person with respect to the shares of Class A Common Stock or any other securities of the Issuer.

Voting and Exchange Agreement

On March 19, 2026, the Reporting Persons, certain WDC Shareholders and the Issuer entered into a Voting and Exchange Agreement (the "Voting and Exchange Agreement"), effective as of June 4, 2026, with respect to the shares of Class B Common Stock that were received by such WDC Shareholders as part of the Aggregate Issued Stock Merger Consideration, as discussed in Item 4 of this Schedule 13D. Pursuant to the Voting and Exchange Agreement, such WDC Shareholders agreed to, among other things as discussed below, continue voting their respective shares of Class B Common Stock as a unified group following the Merger. In addition, the Voting and Exchange Agreement includes a right of first offer mandating that each Dillard family member must offer for purchase his or her shares of Class B Common Stock to the other Dillard family members party to the Voting and Exchange Agreement prior to selling to a non-Dillard family member.

The Voting and Exchange Agreement is intended to ensure that, following the Effective Time: (i) the Issuer retains its status as a "controlled company" under the listing rules of NYSE (or any successor stock exchange), (ii) the shareholders party to the Voting and Exchange Agreement vote their shares of Class B Common Stock in a consistent and unified manner, and (iii) all shares of Class B Common Stock subject to the Voting and Exchange Agreement are held only by lineal descendants of William T. Dillard and other permitted transferees.

The Voting and Exchange Agreement provides for the appointment of 3 authorized representatives (the "Authorized Representatives"), who are elected by a majority vote of the shares subject to the Voting and Exchange Agreement. The initial Authorized Representatives are the Reporting Persons. Each Authorized Representative will serve in such capacity until his earlier death, incapacity, resignation or removal. Any Authorized Representative may be removed at any time for any reason or no reason upon a majority vote of the shares subject to the Voting and Exchange Agreement.

The shareholders party to the Voting and Exchange Agreement agreed to: (i) vote all of their shares of Class B Common Stock subject to the Voting and Exchange Agreement on any matter that requires or permits the vote of such shares in such manner as determined by a majority of the Authorized Representatives, including an abstention from voting if so determined by a majority of the Authorized Representatives; (ii) grant an irrevocable proxy to the Authorized Representatives (and each of them individually), with full power of substitution and resubstitution, to vote or act by written consent with respect to the shares of Class B Common Stock subject to the Voting and Exchange Agreement in accordance with the determinations of a majority of the Authorized Representatives; (iii) not deposit any shares of Class B Common Stock subject to the Voting and Exchange Agreement in a voting trust, grant any proxies with respect to such shares (other than as set forth in the Voting and Exchange Agreement), or subject any such shares to any other voting arrangement; (iv) not transfer any shares of Class B Common Stock subject to the Voting and Exchange Agreement, except for (A) permitted transfers to lineal descendants of William T. Dillard, surviving spouses of such lineal descendants, trusts for the sole benefit of such persons, or entities wholly owned by such persons or trusts, in each case where the transferee agrees to be bound by the Voting and Exchange Agreement, or (B) transfers made in compliance with the right of first offer provisions described below; and (v) comply with certain stop transfer instructions and restrictive legend requirements with respect to the shares of Class B Common Stock subject to the Voting and Exchange Agreement.

The Voting and Exchange Agreement contains a right of first offer in favor of the other shareholders party to the Voting and Exchange Agreement in the event any shareholders desires to transfer shares of Class B Common Stock to a person other than a permitted transferee. Before any such transfer may be made, the transferring shareholder must provide advance written notice to the Secretary of the Issuer, and the other shareholders party to the Voting and Exchange Agreement will have the opportunity to acquire the shares proposed to be transferred.

The Voting and Exchange Agreement also provides for a Issuer-facilitated exchange mechanism to allow shareholders party to the Voting and Exchange Agreement to acquire shares of Class B Common Stock from a transferring shareholder in exchange for shares of Class A Common Stock. Under this mechanism: (i) the transferring shareholder surrenders shares of Class B Common Stock to the Issuer and concurrently receives an equal number of newly issued shares of Class A Common Stock, in an exchange intended to be exempt from registration under Section 3(a)(9) of the Securities Act; and (ii) the acquiring shareholder surrenders shares of Class A Common Stock to the Issuer and concurrently receives an equal number of newly issued shares of Class B Common Stock, in an exchange intended to be exempt from registration under Section 3(a)(9) of the Securities Act.

The Issuer will not receive any commission or other remuneration for effecting such exchanges, and such exchanges will not result in the dilution of any current shareholders of the Issuer. If any shares of Class B Common Stock that are subject to a proposed transfer are not acquired by other shareholders for cash or exchanged through the Issuer-facilitated exchange mechanism, such remaining shares may be transferred without restriction, provided that such shares have been converted to shares of Class A Common Stock prior to such transfer.

The Voting and Exchange Agreement will terminate upon the mutual written consent of shareholders holding at least ninety percent (90%) of the shares subject to the Voting and Exchange Agreement.

The foregoing description of the Voting and Exchange Agreement does not purport to be complete and is qualified in its entirety by the full text of the Voting and Exchange Agreement, which is attached hereto as Exhibit 99.5.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibits are filed as exhibits hereto:

99.1 Joint Filing Agreement, dated June 5, 2026, by and among the Reporting Persons (filed herewith).

99.2 Annex A - Recent Transactions by the Reporting Persons (filed herewith).

99.3 Agreement and Plan of Merger, dated as of March 20, 2026, by and among the Issuer, W.D. Company, Inc., and Alex Dillard, solely in his capacity as the Shareholder Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 20, 2026).

99.4 Amendment No. 1 to Agreement and Plan of Merger, dated as of March 25, 2026, by and between the Issuer and W.D. Company, Inc. (incorporated by reference to Exhibit 2(c) to the Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed by the Issuer with the SEC on March 27, 2026).

99.5 Voting and Exchange Agreement, effective as of June 4, 2026, by and among the Issuer, the Reporting Persons, and certain other shareholders party thereto (filed herewith).

## Signatures
- William T. Dillard, II: /s/ William T. Dillard, II, William T. Dillard, II (06/05/2026)
- Alex Dillard: /s/ Alex Dillard, Alex Dillard (06/05/2026)
- Mike Dillard: /s/ Mike Dillard, Mike Dillard (06/05/2026)